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                                                                     EXHIBIT 3.2

                              CODE OF REGULATIONS
                                       OF
                              RMI TITANIUM COMPANY
                                   ARTICLE 1
                             SHAREHOLDERS' MEETINGS

  Section 1. Annual Meeting.

    The annual meeting of shareholders for the election of Directors and the consideration of reports to be laid before such meeting shall be held at 10 o'clock A.M., or at such other hour as may be designated in the notice of said meeting, on the fourth Thursday in April in each year, if not a legal holiday, and if a legal holiday, then on the next day not a legal holiday, or at such other date as the Directors may from time to time determine. Upon due notice, there may also be considered and acted upon at an annual meeting any matter which could properly be considered and acted upon at a special meeting, in which case and for which purpose the annual meeting shall also be considered as, and shall be, a special meeting. When the annual meeting is not held or Directors are not elected thereat, they may be elected at a special meeting called for that purpose.

  Section 2. Special Meetings.

    Special meetings of shareholders may be called by (i) the Chairman of the Board or the President or a Vice President, (ii) the Directors by action at a meeting, or by a majority of the Directors acting without a meeting, or (iii) the holder or holders of fifty percent (50%) of all shares outstanding and entitled to be voted at said meeting.

    Upon request in writing delivered either in person or by registered mail to the President or Secretary by any person or persons entitled to call a meeting of shareholders, such officer shall forthwith cause to be given, to the shareholders entitled thereto, notice of a meeting to be held not less than seven nor more than 60 days after the receipt of such request, as such officer shall fix. If such notice is not given within 20 days after the delivery or mailing of such request, the person or persons calling the meeting may fix the time of the meeting and give, or cause to be given, notice in the manner hereinafter provided.

  Section 3. Place of Meetings.

    Any meeting of shareholders may be held either at the principal office of the Corporation or at such other place within or without the State of Ohio as may be designated in the notice of said meeting.

  Section 4. Notice of Meetings.

    Not more than 60 days nor less than seven days before the date fixed for a meeting of shareholders, whether annual or special, written notice of the time, place and purposes of such meeting shall be given by or at the direction of the President, a Vice President, the Secretary or an Assistant Secretary. Such notice shall be given either by personal delivery or by mail to each shareholder of record entitled to notice of such meeting. If such notice is mailed, it shall be addressed to the shareholders at their respective addresses as they appear on the records of the Corporation, and notice shall be deemed to have been given on the day so mailed. Notice of adjournment of a meeting need not be given if the time and place to which it is adjourned are fixed and announced at such meeting.

  Section 5. Shareholders Entitled to Notice and to Vote.

    If a record date shall not be fixed pursuant to statutory authority, the record date for the determination of shareholders who are entitled to notice of, or who are entitled to vote at, a meeting of shareholders, shall be the close of business on the date next preceding the day on which notice is given, or the close of business on the